EXHIBIT 99.1

July 22, 2026

AVINO ANNOUNCES Q2 2026 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, reports second quarter 2026 production results of 267,305 silver ounces (“oz”), 2,178 gold oz and 729,929 pounds of copper (“lbs”), for a total of 534,945 silver equivalent1 (“AgEq1”) oz.

“The second quarter of 2026 represented a meaningful increase in contribution from La Preciosa with a 59% increase in silver production, as we continue to move the project forward,” said David Wolfin, President and Chief Executive Officer. “Mill performance remained solid during the quarter, with tonnes milled exceeding expectations and contributions from La Preciosa development ore continued to increase throughout the quarter. We will continue to optimize performance across our operations to advance our transformational growth plans. As noted previously and as La Preciosa advances, we expect that total 2026 production will be more heavily weighted to the second half of 2026.”

PRODUCTION HIGHLIGHTS – Q2 2026

•	Steady Progress at La Preciosa: Ongoing extraction, haulage, and processing of mineralized development material from La Preciosa was above plan in Q2 2026, primarily due to Mill Circuit 2 becoming available. This increased throughput was offset by intentional processing of lower-grade development ore during elevated metal prices, that would have otherwise been stockpiled.

•	Increased La Preciosa Development Production: Avino produced 534,945 silver equivalent[1] ounces in Q2 2026, a decrease from Q2 2025, and was a result of lower copper production. The decrease reflects planned mining sequencing into lower copper grade areas near the historical open pit operations at Avino. At La Preciosa, development production increased 59% from Q1 2026, contributing 100,658 AgEq[1] ounces, and consisting of 84,806 silver oz and 182 gold oz.

•	Consistent Mill Throughput: In Q2 2026, mill throughput remained on plan with 184,293 tonnes processed from both Avino and La Preciosa. Continued steady mill performance and availability reflects the impact of targeted upgrades and automation initiatives led by our operations and maintenance teams over recent years.

July 22, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q2 2026 Production Results

Consolidated Production Results – Q2 2026

Q2 2026	Q2 2025	Change		YTD 2026	YTD 2025	Change
184,293	190,987	-4%	Total Mill Feed (dry tonnes)	369,790	358,840	3%
67	55	22%	Feed Grade Silver (g/t)	62	56	10%
0.51	0.39	30%	Feed Grade Gold (g/t)	0.47	0.46	1%
0.30	0.42	-29%	Feed Grade Copper (%)	0.36	0.46	-21%
69%	85%	-18%	Recovery Silver (%)	75%	85%	-12%
72%	74%	-2%	Recovery Gold (%)	73%	75%	-3%
72%	83%	-14%	Recovery Copper (%)	79%	85%	-7%
267,305	283,619	-6%	Total Silver Produced (oz)	530,362	549,300	-3%
2,178	1,774	23%	Total Gold Produced (oz)	4,029	3,999	1%
729,929	1,461,980	-50%	Total Copper Produced (lbs)	2,073,583	3,065,323	-32%
534,945	645,602	-17%	Total Silver Equivalent[1] Produced (oz)	1,103,057	1,324,060	-17%

Production Results by Operation

Three months ended June 30, 2026				Six months ended June 30, 2026
Avino	La Preciosa	Total		Avino	La Preciosa	Total
155,650	28,643	184,293	Total Mill Feed (dry tonnes)	327,049	42,741	369,790
51	153	67	Feed Grade Silver (g/t)	49	159	62
0.54	0.30	0.51	Feed Grade Gold (g/t)	0.49	0.30	0.47
0.30	0.05	0.30	Feed Grade Copper (%)	0.36	0.05	0.36
71%	60%	69%	Recovery Silver (%)	77%	60%	75%
73%	67%	72%	Recovery Gold (%)	73%	67%	73%
72%	-	72%	Recovery Copper (%)	79%	-	79%
182,499	84,806	267,305	Total Silver Produced (oz)	395,726	84,806	530,362
1,996	182	2,178	Total Gold Produced (oz)	3,762	182	4,029
729,929	-	729,929	Total Copper Produced (lbs)	2,073,583	-	2,073,583
434,287	100,658	534,945	Total Silver Equivalent[1] Produced (oz)	945,202	157,855	1,103,057

La Preciosa Mine Update

During Q2, development mining and haulages rates increased to allow for Mill Circuit 2 to switch from ET ore to La Preciosa development ore and now Mill Circuit’s 1 and 2 are both processing La Preciosa development ore. In addition, development and mine preparation work is nearly complete on Level 3 of Abundancia and Gloria, allowing for production long-hole mining to begin. This will result in higher-grade ore being sent to the mill as compared to the development ore processed to date, which was subject to additional mining dilution. Engineering and technical studies are on going at the mine level to evaluate the optimum mining, hauling and processing rates for the long-term. Additionally, Avino is currently conducting trade-off studies between hauling and the potential of a stand-alone processing facility at La Preciosa.

Exploration

There are two drills currently turning at La Preciosa, with 6,591 meters of drilling completed at the end of Q2 as part of the planned 15,000 metres of exploration for 2026. Drilling has now shifted from infill holes to exploration and step-out holes at high priority targets at vein intersections and projections. It is important to note that none of the infill drilling holes completed to date were included in the mineral reserve update mentioned below. Furthermore, most of the exploration holes are in areas outside the current resource model.

July 22, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q2 2026 Production Results

Avino Mine and Mill Update

Avino identified some surface mineralized material near its current workings, which was out of the current reserves. Given the ease of accessibility along with the lower cost of extraction and process flexibility of the four independent mill circuits, Avino elected to mine, haul and process this material in one of the large mill circuits. Silver and gold grades have proven to be quite good, however copper grades are lower and due to the near surface nature, can be highly oxidized affecting recovery. However, given the lower cost and attractive metal price environment this material represents acceptable margin in addition to reducing depletion on Avino reserves and providing additional flexibility on mine sequencing.

Drilling remains ongoing in the same locations as in Q1 as we continue to understand the nature of the veining. The first drill was focused in the upper area in the eastern portion of the system. The second drill at Avino was focused on extension drilling in the footwall breccia area in the upper east portion. Subsequent to Q1, Avino has been hosting geological consultants that are helping identify key geological features to target areas for resource expansion.

Inaugural Mineral Reserve and Updated Mineral Resource Estimates

The Company released the details of most recent mineral reserve estimate and updated mineral resource estimate on April 16th, 2026. The highlights included inaugural proven and probable mineral reserves at two of the Company’s three assets, totaling 27 million tonnes containing 95 million ounces of silver at a grade of 109 g/t, 356 thousand ounces of gold at a grade of 0.41 g/t, and 85 million pounds of copper at a grade of 0.31%. This calculates to 127 million silver equivalent ounces at a grade of 145 g/t. The full news release can be viewed here. The mineral resources and reserves estimate is included in an updated technical report (the “Updated Technical Report” prepared by Tetra Tech Canada Inc. in accordance with the requirements of NI-43-101), and is available on SEDAR+ at www.sedarplus.ca under the Company’s profile and filed on Form 6-K.

Normal Course Issuer Bid

During Q2 2026, Avino repurchased and subsequently cancelled 508,039 common shares, decreasing the issued and outstanding common shares by the same amount. As previously announced, the Company is permitted to repurchase for cancellation up to an aggregate of 8,428,566 common shares prior to April 7, 2027. The Company believes the NCIB is a flexible tool as part of its overall capital allocation program and remains committed to returning value to shareholders by reducing the number of shares outstanding therefore increasing percentage of ownership and earnings per share.

Earnings Announcement

The Company’s Q2 2026 financial statements and results are scheduled to be released prior to the market open on Wednesday, August 12, 2026.

A conference call to discuss the Company’s Q2 2026 operational and financial results will be held on Wednesday, August 12, 2026, at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q2 2026 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free: 888-506-0062

International: 973-528-0011

Participant Access Code:531035

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the Company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

July 22, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q2 2026 Production Results

Qualified Person(s)

Peter Latta, P.Eng., MBA, Avino’s Senior Vice President, Technical Services, is a qualified person within the context of National Instrument 43-101, has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30™ 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral reserve estimate and mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 31, 2025 (consisting of the Elena Tolosa (“ET”) deposit, Guadalupe, and La Potosina). The Oxide Tailings Deposit mineral reserve estimate has an effective date of January 16, 2024.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on the Company or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; the timing and amount of estimated future exploration and development; costs and timing of the development of deposits; capital projects and exploration activities and the possible results thereof; completion and filing of the updated Mineral Resource Estimate; future operating procedures; infrastructure development and economic enhancement projects. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if our property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; fluctuations in the spot and forward price of gold, silver, copper, base metals or certain other commodities; fluctuations in the currency markets (such as the Mexican Peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital to support expansion projects; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of tailings and mine rock and water management strategies, the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

July 22, 2026 - Avino Silver & Gold Mines Ltd. - News Release

Avino Announces Q2 2026 Production Results

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is formed under the laws of British Columbia, Canada and qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1.

Silver equivalent or “AgEq” was calculated using metal prices of $45.30 per oz Ag, $3,929 per oz Au and $4.85 per lb Cu. These metal prices are based on the Company’s 2026 budget as approved by the Board of Directors, and previous periods have been recalculated using these prices for comparability purposes. Calculated figures may not add up due to rounding.